Brad Stewart

8349 S Virginia Ave Palm Beach Gardens FL, 33418

CONSULTING AGREEMENT

THIS AGREEMENT (the “Agreement”), is made and entered into as of this 1st day of May, 2019, by and between Brad Stewart, with offices at 8349 S Virginia Ave Palm Beach Gardens FL, 33418 (“Brad Stewart” or the “Consultant”), and American International Holdings Corp., a Nevada corporation, with offices at 11222 Richmond Avenue, Suite 195, Houston, TX 77082 (“AMIH” or the “Company”). The Consultant and the Company shall hereinafter collectively be referred to as the “Parties.”

WHEREAS, Consultant is in the business of providing services for management consulting, business advisory, shareholder assistance, board of directors’ placement, and capital investment; and

WHEREAS, the Company deems it to be in its best interest to retain Consultant to render to the Company such services as may be needed; and

WHEREAS, the Parties desire to set forth the terms and conditions under which Consultant shall provide services to the Company.

NOW, THEREFORE, in consideration of the mutual promises and covenants herein contained, and other valid consideration, receipt of which is hereby acknowledged, the Parties agree as follows:

Term of Agreement

The Agreement shall remain in effect from the date hereof through the expiration of a period of one year from the date hereof (the “Term”), and thereafter may be renewed upon the mutual written consent of the Parties.

Nature of Services to be rendered.

During the Term and any renewal thereof, Consultant shall perform various management related advisory services including, but not limited to, the expansion of the Company’s business model into additional areas/territories, business process improvements, reporting and analytics, and additional general business advisory services as the Company may require.

Disclosure of Information

Consultant agrees as follows:

The Consultant shall NOT disclose to any third party any material non-public information or data received from the Company without the prior written consent and approval of the Company other than: (i) to its agents or representatives that have a need to know in connection with the Services hereunder; provided such agents and representatives have a similar obligation to maintain the confidentiality of such information; (ii) as may be required by applicable law; provided, Consultant shall provide prompt prior written notice thereof to the Company to enable the Company to seek a protective order or otherwise prevent such disclosure; and (iii) such information as becomes publicly known through no action of the Consultant, or its agents or representatives.

Compensation.

The Company agrees to issue the Consultant a total of two million (2,000,000) shares of the Company’s common stock (the “Consultant Shares”) in accordance to the following issuance schedule:

-	One Million (1,000,000) shares shall be issued to the Consultant on May 1st, 2019; and

-	One Hundred Thousand (100,000) shares shall be issued to the Consultant on a monthly basis thereafter until all of Consultant Shares have been issued.

The Company agrees to include the issuance of the Consultant Shares, along with the establishment and allotment of shares to be issued under an ESOP program, in an S-8 registration statement to be filed with the SEC no later than July 1st, 2019. The Company agrees that any issued Consultant Shares shall be deemed to be fully earned according to their issuance date and shall be deemed to be fully paid, earned and non-assessable.

Representations and Warranties of the Consultant.

Duties of the Company.

The Company will supply Consultant, on a regular basis and timely basis, with all approved data and information about the Company, its management, its products, and its operations as reasonably requested by Consultant and which the Company can obtain with reasonable effort; and Company shall be responsible for advising Consultant of any facts which would affect the accuracy of any prior data and information previously supplied to Consultant so that the Consultant may take corrective action.

2
Brad Stewart Consulting Agreement for AMIH Corp.

Indemnification of Consultant by the Company.

The Company acknowledges that the Consultant relies on information provided by the Company in connection with the provisions of Services hereunder and represents that said information does not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements made, in light of the circumstances in which they were made, not misleading, and agrees to hold harmless and indemnify the Consultant for claims against the Consultant as a result of any breach of such representation and for any claims relating to the purchase and/or sale of the Company’s securities occurring out of or in connection with the Consultant’s relationship with the Company including, without limitation, reasonable attorney’s fees and other costs arising out of any such claims; provided, however, that the Company will not be liable in any such case for losses, claims, damages, liabilities or expenses that arise from the gross negligence or willful misconduct of the Consultant.

Indemnification of the Company by the Consultant.

The Consultant shall identify and hold harmless the Company and its principals from and against any and all liabilities and damages arising out of any the Consultant’s gross negligence or intentional breach of its representations, warranties or agreements made hereunder.

Applicable Law.

It is the intention of the parties hereto that this Agreement and the performance hereunder and all suits and special proceedings hereunder be construed in accordance with and under and pursuant to the laws of the State of Florida and that in any action, special proceeding or other proceedings that may be brought arising out of, in connection with or by reason of this Agreement, the law of the State of Florida shall be applicable and shall govern to the exclusion of the law of any other forum, without regard to the jurisdiction on which any action or special proceeding may be instituted.

Disputes.

Any conflicts, disputes and disagreements arising out of or in connection with the Agreement, shall be subject to state court in Palm Beach County, Florida. However, if Consultant needs to enforce any registration rights or shareholder rights, Consultant reserves the right to file an injunctive action in a court in Palm Beach County, Florida. In signing this Agreement, the Company waives their right to challenge jurisdiction on this issue.

No Assignment or Delegation Without Prior Approval.

No portion of the Agreement or any of its provisions may be assigned, nor obligations delegated, to any other person or party without the prior written consent of the Parties except by operation of law or as otherwise set forth herein.

Survival of Agreement.

The Agreement and all of its terms shall inure to the benefit of any permitted assignees of or lawful successors to either Party.

Independent Contractor.

Consultant agrees to perform its consulting duties hereto as an independent contractor. Nothing contained herein shall be considered to as creating an employer-employee relationship between the parties to this Agreement.

3
Brad Stewart Consulting Agreement for AMIH Corp.

No Amendment Except in Writing.

Neither the Agreement nor any of its provisions may be altered or amended except in a dated writing signed by the Parties.

Waiver of Breach.

No waiver of any breach of any provision hereof shall be deemed to constitute a continuing waiver or a waiver of any other portion of the Agreement.

Severability of the Agreement.

Except as otherwise provided herein, if any provision hereof is deemed by arbitration or a court of competent jurisdiction to be legally unenforceable or void, such provision shall be stricken from the Agreement and the remainder hereof shall remain in full force and effect.

Non-Circumvention.

The parties agree that confidential Information shall not be used for the enrichment, directly or indirectly, of the Recipient or its affiliates, without the express written consent of Owner. The parties further agree that following receipt of Confidential Information from Owner including but not limited to relationships and business contacts, Recipient shall not contract or attempt to sell to, transact with or purchase from Owner-provided sources without the written permission from Owner unless (i) a business relationship between Recipient and Owner-provided source predated this Agreement, and (ii) Recipient can substantiate exchanges specific to the Owner-disclosed information between Recipient and the Owner-provided source prior to the date of the signing of this Agreement.

Termination of the Agreement.

The Company may terminate the Agreement, with or without cause, by providing written notification to the Consultant. The Agreement will terminate thirty (30) days following the date of receipt of the written notification by the Consultant (“Date of Termination”). In the event of termination of the Agreement by the Company, the Consultant shall only be entitled to keep any and all fees, Company stock or other compensation received from the Company under the Agreement prior to the Date of Termination but shall not receive any additional compensation following the Date of Termination.

4
Brad Stewart Consulting Agreement for AMIH Corp.

Counterparts and Facsimile Signature.

This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument. Execution and delivery of this Agreement by exchange of electronic copies bearing the signature of a party hereto shall constitute a valid and binding execution and delivery of this Agreement by such party. Such electronic copies shall constitute enforceable original documents.

No Construction Against Drafter.

The Agreement shall be construed without regard to any presumption or other requiring construction against the Party causing the drafting hereof.

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement, effective as of the date set forth above.

American International Holdings Corp.

By:		By:
	Jacob Cohen		Brad Stewart
	Chief Executive Officer		Consultant

5
Brad Stewart Consulting Agreement for AMIH Corp.

AMENDMENT TO CONSULTING AGREEMENT

This Amendment to Consulting Agreement (this “Amendment”) is made as of this 7th day of June, 2019, among Brad Stewart, an individual with offices at 8349 S Virginia Ave Palm Beach Gardens FL, 33418 (“Consultant”), and American International Holdings Corp., a Nevada corporation with offices at 11222 Richmond Avenue, Suite 195, Houston, TX 77082 (the “Company”).

RECITALS

WHEREAS, the Company and Consultant entered into that certain Consulting Agreement dated May 1, 2019 (the “Consulting Agreement”); and

WHEREAS, the parties wish to amend the Consulting Agreement as herein detailed.

AGREEMENT

NOW THEREFORE, in consideration of the covenants and conditions set forth herein, the parties agree as follows:

1. Issuance of Shares. The Consulting Agreement is hereby amended to include the following provisions:

1.1	Consultant acknowledges and agrees that the Consultant Shares to be issued to the Consultant, valued at $0.10 per share, will be issued by the Company pursuant to an Employee Stock Option Plan (the “ESOP”) and that the ESOP shall be registered with the Securities and Exchange Commission (the “SEC”) prior to the issuance of any Consultant Shares.

1.2	Consultant agrees to defer payment of the Consultant Shares owed to him until such time as the ESOP is registered with the SEC; provided, however, that the Company will register the ESOP with the SEC no later than July 1, 2019.

2. General Terms. Notwithstanding any provision to the contrary, this Amendment shall govern all terms and conditions set forth herein. Except as provided in this Amendment, all terms and conditions of the Consulting Agreement remain unchanged. No party waives any rights described in the Consulting Agreement by its execution hereunder, unless specified herein. All other terms and conditions of the Consulting Agreement apply except as specifically amended herein. Capitalized terms used herein but not defined shall have the meaning ascribed to them in the Consulting Agreement. This Amendment is specifically incorporated into the Consulting Agreement. This Amendment may be executed in counterparts, each of which shall be deemed to be an original instrument, but all such counterparts together shall constitute one and the same instrument. The parties may execute this Amendment by delivery of signature by facsimile transmittal, which shall be deemed binding on the parties.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed by their respective representatives hereunto authorized as of the day and year first above written.

On Behalf of the Company:	On Behalf of Consultant:
American International Holdings Corp.	Brad Stewart

Jacob Cohen	Brad Stewart
Chief Executive Officer